UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42738

Delixy Holdings Limited

883 North Bridge Road

#04-01

Southbank

Singapore 198785

+65 6291 3184

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On July 8, 2025, Delixy Holdings Limited (the “Company” or “Delixy”), a Singapore-based company engaged in the trading of oil-related products, entered into an underwriting agreement with Bancroft Capital, LLC, as sole lead underwriter, pursuant to which the Company agreed to sell in a firm commitment initial public offering (the “Offering”) an aggregate of 2,000,000 ordinary shares, par value US$0.000005 per share (the “Ordinary Shares”), at a public offering price of US$4.00 per Ordinary Share. Of these, 1,350,000 Ordinary Shares were offered by the Company and 650,000 Ordinary Shares were offered by the selling shareholders Mega Origin Holdings Limited and Novel Majestic Limited (the “Selling Shareholders”). The Company has also registered a resale prospectus concurrent with the Offering for the resale of 3,000,000 Ordinary Shares held by Cosmic Magnet Limited, Rosywood Holdings Limited, Dragon Circle Limited, Novel Majestic Limited, and Golden Legend Ventures Limited (the “Resale Shareholders”). The underwriting agreement is attached hereto as Exhibit 1.1 and is incorporated by reference herein.

The Company completed the Offering pursuant to its registration statement on Form F-1 (File No. 333-283248), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2024, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on July 8, 2025.

The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “DLXY” on July 9, 2025. On July 10, 2025, the Company closed the Offering.

The Company received gross proceeds of approximately US$5.4 million from the Offering, before deducting underwriting discounts and other offering expenses. The Company did not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders or the Resale Shareholders.

In connection with the Offering, the Company issued a press release on July 8, 2025 announcing the pricing of the Offering and a press release on July 10, 2025 announcing the closing of the Offering. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2025

Delixy Holdings Limited

By:	/s/ Xie, Dongjian
Name:	Xie, Dongjian
Title:	Executive Chairman, Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting agreement dated July 8, 2025 by and between the Company and Representative
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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